FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Scrip Dividend 2016	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefonica’s Board of Directors has agreed that on the Executive Commission scheduled for November 11, 2016, the appropriate corporate resolutions to carry out the execution of the free-of-charge capital increase, related to the shareholder compensation by means of a scrip dividend (“Telefónica’s Flexible Dividend”), approved by the Annual General Shareholder’s Meeting held on May 12, 2016, should be adopted. Therefore, the five trading sessions prior to the abovementioned November 11 will determine the market price that will apply to the free-of-charge allotment rights purchase price setting formula and to the provisional number of shares to issue formula.

In this regard, it is expected that the free-of-charge allotment rights derived from the capital increase will be allotted to Telefónica, S.A. shareholders who are legitimated as such in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) on November 16, 2016 (record date), being November 14, 2016 (23:59 hours CET)1 the last trading date with the right to participate in the mentioned scrip dividend.

Madrid, October 27, 2016

[1]	This date could suffer changes or have particular conditions regarding Telefonica’s shares or ADSs admitted to trading in markets outside Spain.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 27th, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors